BD 3/1

03013103

SECURITI[illegible] [illegible]SION
Washington, D.C. 20549

2-3-6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29222

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.H. Investment Corporation, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15760 Ventura Boulevard, Suite 1732
(No. and Street)

Encion, California 91436
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wm. Clifford Bingham 818-789-8781
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 Los Angeles, California 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, Wm. Clifford Bingham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.H. Investment Corporation, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

C.F.O. / PARTNER

Title

2/26/03

Notary Public

CATHERINE ALESSANDRA MURPHY

CATHERINE ALESSANDRA MURPHY
Comm. # 1386447
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires Nov. 23, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2002

R H INVESTMENT CORPORATION, INC.
15760 VENTURA BLVD., #1732
ENCINO, CALIFORNIA 91436

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
R H Investment Corporation, Inc.
Encino, California

I have audited the accompanying statement of financial condition of R H Investment Corporation, Inc. as of December 31, 2002 and related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of R H Investment Corporation, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of R H Investment Corporation, Inc. as of December 31, 2002 and the results of its operations, cash flows and shareholders' equity for the year then ended in conformity with United States generally accepted accounting principles.

The schedules of calculation of net capital and aggregate indebtedness, reconciliation of computation of net capital, and schedule changes in loans subordinated to the claims of creditors included in this report, although not considered necessary for a fair representation of financial position, are presented in order to conform to requirements of the Securities and Exchange Commission. This supplemental information has been subjected to the audit procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg, C.P.A.

Los Angeles, California
February 6, 2003

DRAFT

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash		
Checking	$ 48,193	
Clearing brokers	818,401	$ 866,594
Interest receivable from clearing broker		38,366
Securities inventory		4,942,136
Other receivable		0
Note receivable		150,000
Investment in securities		3,409
Rent deposit		10,680
TOTAL ASSETS		$ 6,011,185

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses		$ 3,520
Accrued commissions		0
Loans payable - securities inventory		5,024,929
Sub-lease deposit		5,841
		5,034,290
Liabilities subordinated to claims of general creditors		185,000
Commitments.		
SHAREHOLDERS' EQUITY		
Common stock ($10 par value, 500,000 shares authorized, 115,500 shares issued and outstanding)	$ 1,155,500	
Paid-in capital	25,682	
Retained earnings (deficit)	(389,287)	791,895
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 6,011,185

See Accompanying Notes to Financial Statements

DRAFT

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Trading income	$	1,359,350
Interest		154,182
Other income		28,100
TOTAL REVENUES		1,541,632
OPERATING EXPENSES - see page 8		1,301,440
INCOME BEFORE TAX PROVISION		240,192
INCOME TAX PROVISION		800
NET INCOME	$	239,392

See Accompanying Notes to Financial Statements

DRAFT

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2001	115,550	$ 1,155,500	$ 25,682	$ (628,679)	$ 552,503
Net Loss				239,392	239,392
Balance, December 31, 2002	115,550	$ 1,155,500	$ 25,682	$ (389,287)	$ 791,895

See Accompanying Notes to Financial Statements

DRAFT

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:	
Net income	$ 239,392
Changes in operating assets and liabilities:	
Interest receivable from clearing broker	12,392
Other receivable	30,295
Note receivable	(50,000)
Securities inventory	(2,512,159)
Rent deposit	6,735
Accounts payable and accrued expenses	(4,266)
Loans payable - inventory	2,505,154
Sub-lease deposit	223
Net cash provided (used) in operating activities	227,766
Cash Flows from Investing Activities:	
Investment in securities	1,712
Cash Flows for Investing Activities	1,712
Cash Flows from Financing Activities	
Subordinated loan	50,000
Stock issued	0
Dividends paid	0
Cash Flows for financing activities	50,000
Net increase in cash	279,478
Cash at beginning of year	587,116
Cash at end of year	$ 866,594

Supplemental Cash Flow Information:	
Cash paid for interest	$ 140,482
Cash paid for taxes	$ 800

See Accompanying Notes to Financial Statements

R H INVESTMENT CORPORATION, INC.
DECEMBER 31, 2002
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Organization

R H Investments Corporation, Inc. (The Company), was incorporated in California and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

The Company is a state and municipal bond dealer and operates out of one office in Encino.

Securities Inventory

Securities inventory is valued at market which approximates cost.

Securities Transactions

Customers' securities transactions and related commission income and expenses are recorded on a settlement-date basis, generally the third business day following the transaction. The financial statement effect of recording these transactions at settlement date rather than the transaction date is not significant.

Provision for Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

R H INVESTMENT CORPORATION, INC.
DECEMBER 31, 2002
NOTES TO FINANCIAL STATEMENTS (continued)

Note 3 - Commitments

The future minimum annual aggregate lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follow:

Year ending December 31,	Amount
2003	$ 115,226
2004	107,501
2005	26,875
	$ 249,602

The company leases two properties, one is subleased. Rental expense for the year was $136,561.

Note 4 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DRAFT

R H INVESTMENTS CORPORATION, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL		
Total ownership equity		$ 791,895
Plus: Subordinated debt		185,000
Less: Nonallowable assets		
Other receivable	$ 0	
Investment in securities	3,409	
Rent deposit	10,680	(14,089)
Less: Haircuts on securities positions		
Exempted securities	381,111	
Mark to market		(381,111)
NET CAPITAL		$ 581,696
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness		624
Minimum dollar net capital required		100,000
Net Capital required (greater of above amounts)		100,000
EXCESS CAPITAL		481,696
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities		$ 5,034,290
Less short positions payable		(5,024,929)
Aggregate indebtedness		9,361
Percentage of aggregate indebtedness to net capital		2%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 581,695
VARIANCE	
Rounding	1
	$ 581,696

See Accompanying Notes to Financial Statements

DRAFT

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2002

	Balance Dec. 31, 2001	Additions	Deletions	Balance Dec. 31, 2002
Andrew L. Jr. and Janet H. Byrnes, 12% interest, $1,000 payable monthly principal due October 1, 2004	$ 100,000	$ 0	$ 0	$ 100,000
Myron Strober and Muriel Strober 12% interest, $350 payable monthly, principal due May 31, 2002	35,000			35,000
Andrew L. Jr. and Janet H. Byrnes, 10% interest, $1,000 payable monthly, principal due May 1, 2005.		50,000		50,000
Total	$ 135,000	$ 50,000	$ 0	$ 185,000

See Accompanying Notes to Financial Statements

Independent Auditor's Report on Supplemental Information

R H Investment Corporation, Inc.
Encino, California

My report on my audit of the basic financial statements of R H Investment Corporation, Inc. for December 31, 2002 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 6, 2003

DRAFT

R H INVESTMENTS CORPORATION, INC.
SCHEDULE OF OPERATING EXPENSES
DECEMBER 31, 2002

OPERATING EXPENSES

Advertising and business promotion	$	51,943
Clearing fees		76,039
Computer fees and quote service		37,411
Interest expense		140,482
Miscellaneous		6,381
Office, rent, telephone		152,126
Professional services		21,519
Publications		6,905
Salaries, wages and related expenses		785,319
Taxes and licenses		11,546
Telephone		11,768
TOTAL OPERATING EXPENSES	$	1,301,440

See Accompanying Notes to Financial Statements

PART II

R H INVESTMENT CORPORATION, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
R H Investment Corporation, Inc.
Encino, California

In planning and performing my audit of the financial statements of R H Investment Corporation, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
R H Investment Corporation, Inc.
Encino, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA
Beverly Hills, California
February 6, 2003

R H Investments Corporation, Inc.
15760 Ventura Blvd., Suite 7132
Encino, CA 91436

February 24, 2003

Elizabeth Tractenberg, CPA
9300 Wilshire Blvd., Suite 480
Beverly Hills, CA 90212

GENERAL REPRESENTATION LETTER

Dear Ms. Tractenberg:

In connection with your audit of the balance sheet as of December 31, 2002 and the statement of operations, changes in stockholders equity and cash flows for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly the financial position, results of operations and cash flows in conformity with generally accepted accounting principles, we confirm to the best of our knowledge and belief the following representations made to you during your audit.

1. We are responsible for the fair presentation in the financial statements of financial position, results of operations, cash flows and changes stockholder's equity in conformity with generally accepted accounting principles.

2. We have made available to you all -

   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
   c. Letters from the NASD, SEC and DOC.

3. There have been no -

   a. Irregularities involving management or employees who have significant roles in the system of internal accounting control.
   b. Irregularities involving other employees that could have a material effect on the financial statements.
   c. We have apprised you of all instances of fraud, if any, that have been perpetrated on or within the company of which we are aware.

4. Visits and or communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices or record-keeping were as follows:

Agency	Date of Visit and/or letter
NASD	

5. The following have been properly recorded or disclosed in the financial statements:

   a. Related-party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

   b. Capital stock repurchases options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.

   c. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line of credit or similar arrangements.

   d. Agreements to repurchase assets previously sold.

   e. Security agreements under the Uniform Commercial Code.

   f. Contractual obligations for purchases of assets.

   g. Liens, encumbrances, or subordination of assets pledged as collateral in any way.

   h. Subordination of any liabilities.

   i. All lease or rental obligations under long-term leases.

   j. Information relating to risks and uncertainties existing as of the date of those statements regarding nature of operations, use of estimates in the preparation of financial statements, certain significant estimates, and current vulnerability due to certain concentrations in accordance with SOP No. 94-6.

k. Environmental liabilities, which must be disclosed in accordance with SFAS 5 criteria as interpreted by SOP No. 96-1, paragraph 5.6.

6. There are no--

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies.*

c. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with SFAS No. 5.

d. Material transactions that have not been properly recorded in the accounting records underlying the financial statements.

7. The Company has satisfactory title to owned assets, and there are no liens or encumbrances on assets, nor has any asset been pledged except as disclosed in the financial statements or the notes thereto.

8. We (I) have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

9. There are no unrecorded liabilities at December 31, 2002.

10. We were in excess of the net capital required by Rule 15c3-1 at the balance sheet date and as of the date of this letter.

11. The following products were sold based on Private Placement Memorandums:

12. Other Matters:

13. No events have occurred subsequent to the dates that would require adjustments to, or disclosure in, the financial statement.

Sincerely,

William Clifford Bingham
CFO